FOIA CONFIDENTIAL TREATMENT REQUESTED

Apple Inc. 1 Infinite Loop Cupertino, CA 95014	March 14, 2008

BY HAND DELIVERY AND EDGAR

To:	Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Apple Inc. (File No. 000-10030)

Form 10-K for the Fiscal Year Ended September 29, 2007

Dear Ms. Collins,

Apple Inc. (the “Company”) provides the following information in response to the comment contained in the correspondence of the staff of the U.S. Securities and Exchange Commission (the “Staff”), dated March 3, 2008, relating to the Company’s Form 10-K for the fiscal year ended September 29, 2007.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests [17 C.F.R. § 200.83]. For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (the “Letter”) and (b) the accompanying Request letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

In accordance with Rule 83, this Letter has been clearly marked with the legend “Confidential Treatment Requested by Apple Inc.” and each page is marked for the record with the identifying numbers and code “AI-001” through “AI-007.”

Pursuant to Rule 83, a copy of the Request (but not this Letter) also is being delivered to the Commission’s FOIA Office.

Confidential Treatment Requested by Apple Inc.

AI-001

* * * - Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

U.S. Securities and Exchange Commission March 14, 2008 Page 2	Confidential Treatment Requested by Apple Inc.

We have reviewed the question in your letter dated March 3, 2008 regarding the above referenced filing and have provided the attached response. We have repeated the text of your question and followed it with our response.

Form 10-K for the Fiscal Year Ended September 29, 2007

Compensation Discussion and Analysis

Performance-Based Cash Incentives, page 104

1.	Refer to comment 3 of our letter dated January 29, 2008. Please provide a more detailed competitive harm analysis justifying the omission of disclosure relating to the revenue and operating income objectives that are tied to your named executive officers’ performance-based cash incentive awards. As you are aware, the criterion for applying the (b)(4) exemption is a reasonable showing that disclosure would cause substantial competitive harm. Although you have provided us with some information to consider, the bullet points on page 6 provide general conclusions regarding the nature of competitive harm that could ensue through disclosure. In order to better understand your position, please expand your justification for why you do not intend to disclose historical financial performance objectives. Please provide a more descriptive response that analyzes the nexus between disclosure of the performance objectives and how competitors could use the information to obtain the stated competitive advantage.

[* * *]

Conclusion

As discussed above (and in greater detail in our response to prior comment 3 contained in the February 11 Letter), the information related to the Company’s internal business plan, including revenue and operating income targets and objectives used to determine performance-based cash incentive awards for certain of its named executive officers, meets each of the conditions of Exemption (b)(4), as the information that would be obtained from the Company is:

•	Commercial or financial in character; and

•

Confidential information, as it is the type of information that is not released to the public and is of the type of information that, if released to the public, is likely to cause substantial harm to the Company’s competitive position.

Further, Instruction 4 to Item 402(b) states that “companies are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to the company.”

Consistent with Exemption (b)(4) and Instruction 4 to Item 402(b), we believe that the Company is not required to disclose the information related to the Company’s internal business plan, including revenue and operating income objectives used to determine performance-based cash incentive awards for certain of its named executive officers.

If you have any questions regarding our responses, you may contact me at (408) 974-6614 or Daniel Cooperman, Senior Vice President, General Counsel and Secretary, at (408) 974-7800.

Confidential Treatment Requested by Apple Inc.

AI-002

* * * - Information omitted and provided under separate cover to the Staff Pursuant to Rule 83

U.S. Securities and Exchange Commission March 14, 2008 Page 3	Confidential Treatment Requested by Apple Inc.

Very truly yours,

/s/ Peter Oppenheimer
Peter Oppenheimer
Senior Vice President and Chief Financial Officer

cc:	Jay Ingram, SEC

Katherine Wray, SEC

Daniel Cooperman, Senior Vice President, General Counsel and Secretary

Betsy Rafael, Vice President and Controller

Robert Plesnarski, O’Melveny & Myers LLP

Confidential Treatment Requested by Apple Inc.

AI-003

* * * - Information omitted and provided under separate cover to the Staff Pursuant to Rule 83